Filed pursuant to Rule 433

Registration Statement No. 333-177265

July 16, 2012

NEWS RELEASE
	Contacts:	Susser Holdings Corporation
Mary Sullivan, Chief Financial Officer
(361) 693-3743, msullivan@susser.com

FOR IMMEDIATE RELEASE		DRG&L
Ken Dennard, Managing Partner
(713) 529-6600, ksdennard@drg-l.com
Anne Pearson, Senior Vice President
(210) 408-6321, apearson@drg-l.com

Susser Holdings Provides Second Quarter 2012 Preliminary Results,

Announces Secondary Offering of Common Stock by Wellspring

Earnings conference call set for 11 a.m. ET August 8 to discuss full results

CORPUS CHRISTI, Texas, July 16, 2012 – Susser Holdings Corporation (NASDAQ: SUSS) today provided partial preliminary financial and operating results for the second quarter of 2012.

Separately, the Company today announced the commencement of an underwritten public secondary offering by its largest shareholder, Wellspring Capital Management, of 4.0 million of its shares of Susser Holdings Corporation common stock. In connection with the offering, Wellspring will grant the underwriters an option to purchase up to 600,000 additional shares. A preliminary prospectus supplement relating to the secondary offering was publicly filed with the United States Securities and Exchange Commission (“SEC”) and is available on the SEC’s website.

2nd Quarter Partial Preliminary Results

For the quarter ended July 1, 2012, the Company expects to report:

•	Same-store merchandise sales growth of approximately 8.0 percent year-over-year, versus growth of 5.8 percent for the year-earlier period.

•	Total merchandise sales of approximately $253 million, up 11.8 percent from a year ago.

•	Average merchandise margin of 33.9 - 34.3 percent, versus 34.0 percent in the second quarter of 2011.

•	Retail average per-store fuel volume growth of approximately 8.0 percent year-over-year, versus growth of 3.6 percent for the prior-year period.

•	Retail fuel margin of approximately 32.1 - 32.6 cents per gallon, compared with 31.2 cents per gallon a year ago.

•	Wholesale fuel margin of approximately 6.9 - 7.4 cents per gallon, versus 7.0 cents per gallon in the year-ago period.

•	Total retail fuel sold of approximately 215 million gallons, up 10.7 percent from a year ago.

•	Total wholesale fuel sold of approximately 153 million gallons, up 19.8 percent from a year earlier.

•	Consolidated gross profit of approximately $177 - $182 million, versus $158.9 million a year ago.

•	Total selling, general and administrative (SG&A) expense of approximately $106 —$111 million, versus $99.1 million in the second quarter of last year.

–

SG&A expense includes personnel, general and administrative, rent, credit card, utilities, maintenance and other operating expenses. It excludes depreciation, amortization and gain/loss on disposal of assets.

–	Included in second quarter 2012 SG&A is non-cash stock compensation expense of approximately $1.7 million.

The preliminary merchandise same-store sales growth, retail average per-store fuel volume growth and retail and wholesale fuel margin results for the quarter ended July 1, 2012 set forth above are generally in excess of the Company’s expectations as reflected in the full fiscal year 2012 guidance ranges previously published by the Company. Consequently, the Company expects these results will exert upward pressure on corresponding full year 2012 guidance ranges, and plans to reassess those guidance ranges in connection with its definitive earnings release scheduled for August 8, 2012. However, the Company is still evaluating these preliminary second quarter results—as well as industry and other macro-economic trends—and cautions investors that the preliminary quarterly results reported above are not necessarily reflective of management’s expectations for any future periods. Accordingly, investors should not annualize second quarter results, or expect that the trends underlying those results will continue for the remainder of fiscal 2012 or thereafter, when evaluating the Company’s full year financial and operating prospects.

New Store Update

The Company opened six new large-format Stripes® convenience stores and closed one smaller store during the second quarter for a total of 545 stores as of July 1. One additional store has opened during the third quarter, bringing the number of new Stripes stores constructed year-to-date to eight. The Company currently has 11 additional retail stores under construction and expects to build a total of 25 to 30 in fiscal 2012. The Company expects to build 28 to 35 sites in 2013 and continues to invest in its land bank for future development.

In addition, seven new wholesale dealer sites were added during the latest quarter, and seven were discontinued for a total of 567 contracted branded dealer and consignment locations as of July 1. Year-to-date, the Company has added 14 new dealer sites and discontinued 12.

Secondary Offering of Common Stock

Susser Holdings today announced an underwritten public secondary offering of shares of Susser Holdings Corporation common stock that are currently owned by certain subsidiaries of New York-based Wellspring Capital Management. Wellspring intends to sell 4.0 million of its 6.6 million shares of Susser common stock and expects to grant the underwriters an option to purchase up to an additional 600,000 shares.

Susser will not receive any proceeds from the offering, and its total number of shares outstanding—which were 20,956,237 as of July 1, 2012—will not change as a result of the offering. Wellspring acquired its position in the Company as part of a recapitalization of Susser Holdings in 2005 and has not sold any shares of Susser stock since that time.

BofA Merrill Lynch, Jefferies and BMO Capital Markets are the joint book-running managers for this offering. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from BofA Merrill Lynch, 222 Broadway, 7th Floor, New York, NY 10038, Attn: Prospectus Department or email dg.prospectus_requests@baml.com; from Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, Telephone: 877-547-6340, Email: Prospectus_Department@Jefferies.com; or from BMO Capital Markets Corp., Telephone: 800-414-3627.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

Earnings Conference Call

Susser will release its complete second quarter 2012 financial results before the market opens on Wednesday, August 8. In conjunction with the release, the Company has scheduled a conference call that will be broadcast live over the Internet the same day at 11 a.m. Eastern Time (10 a.m. Central Time). Investors may participate either by phone or audio webcast.

By Phone:	Dial 480-629-9692 at least 10 minutes before the call. A replay will be available through August 15 by dialing 303-590-3030 and using the access code 4552146#.

By Webcast:	Visit the Events and Presentations page of Susser’s Investor Relations website at http://investor.susser.com. Please log in at least 10 minutes in advance to register and download any necessary software. A replay will be available shortly after the call.

Corpus Christi, Texas-based Susser Holdings Corporation is a third-generation family led business with approximately 1,100 Company-operated or contracted locations. The Company operates approximately 545 convenience stores in Texas, New Mexico and Oklahoma under the Stripes® banner. Restaurant service is available in more than 335 of its stores, primarily under the proprietary Laredo Taco Company® brand. The Company also supplies branded motor fuel to approximately 565 independent dealers through its wholesale fuel division.

Availability of Offering Prospectus

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering discussed in this communication. Before you invest, you should read the prospectus and prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.

Estimated Preliminary Financial Results

The estimates above are unaudited and represent the most current information available to management. Since we have not completed our closing procedures for the quarter ended July 1, 2012, these estimates are preliminary and our actual financial results could be different and those differences could be material. Accordingly, you should not place undue reliance on these estimates. See “Forward-Looking Statements,” below. The preliminary financial data included in this news release has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

Forward-Looking Statements

This news release contains “forward-looking statements” which may describe Susser’s objectives, expected results of operations, targets, plans, strategies, costs, anticipated capital expenditures, potential acquisitions, new store openings and/or new dealer locations. These statements are based on current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially, including but not limited to: competitive pressures from convenience stores, gasoline stations, other non-traditional retailers located in our markets and other wholesale fuel distributors; volatility in crude oil and wholesale petroleum costs; wholesale cost increases of tobacco products or future legislation or campaigns to discourage smoking; intense competition and fragmentation in the wholesale motor fuel distribution industry; the operation of our stores in close proximity to stores of our dealers; seasonal trends in the industries in which we operate; unfavorable weather conditions; cross-border risks associated with the concentration of our stores in markets bordering Mexico; inability to identify, acquire and integrate new stores; our ability to comply with federal and state regulations including those related to environmental matters and the sale of alcohol and cigarettes and employment laws and health benefits; dangers inherent in storing and transporting motor fuel; pending or future consumer or other litigation; litigation or adverse publicity concerning food quality, food safety or other health concerns related to our restaurant facilities; dependence on two principal suppliers for merchandise and two principal suppliers for motor fuel; dependence on suppliers for credit terms; dependence on senior management and the ability to attract qualified employees; acts of war and terrorism; risks relating to our substantial indebtedness; dependence on our information technology systems; changes in accounting standards, policies or estimates; impairment of goodwill or indefinite lived assets; ability to complete the initial public offering of Susser Petroleum Partners LP; and other unforeseen factors.

For a full discussion of these and other risks and uncertainties, refer to the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended January 1, 2012, and subsequent quarterly reports. These forward-looking statements are based on and include our estimates as of the date hereof. Subsequent events and market developments could cause our estimates to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if new information becomes available, except as may be required by applicable law.

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